[LOGO] Cukierman & Co.
       Investment House Ltd.
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December 2, 2004

Mr. Har Adir
Corcyra d.o.o.
Pula, Croatia

Dear Mr. Har Adir,

This letter shall serve as the basis for our firm to act as the advisor together with Dr. Moshe Schnapp, in establishing a future strategic plan (SP Plan) for EuroWeb (NASDAQ Eweb).

Our firm has been engaged in consulting and advising clients on financing and restructuring for the past 10 years. You should note the 167M Euro restructuring transaction of Eurobike, a German based company, which concluded our transactions for 2003. We also represent in Israel the government of Western Switzerland and the government of Honk Kong.

We will base our analysis on material provided to us by management, public data and the McKann Ericsson report - a copy of which is attached here for your review. Since this report was made in April 2004, there will be obvious, broad and specific adjustments made to it. We believe that the current market conditions pose new threats as well as new opportunities.

Our proposal of the SP Plan, will aim to provide you with a restructuring plan that will enable you to enhance shareholder's wealth. This will be our prime target. It is our belief, that creating wealth is closely linked to creativity.

Some of the issues we want to explore and propose are:

      o Retain advisors so as to implement cost cutting measurements where applicable.
      o     Recruit technology, marketing and financial experts
      o Recruit highly skilled members for new divisions and/or entities, if and when established, and if and when applicable.
      o Pending market conditions, retain bankers to raise cash and/or enter into strategic alliances and partnerships and/or make acquisitions which are not less favorable than transactions which the company has previously entered into.
      o Look at alternative Stock Exchanges for possible spinning out of non core assets, such as the recent Republic of Czech ISP. Rather than selling it, it may have been wiser to spin it off into a separate entity, and thereafter float it on exchanges like the Aim or on local exchanges in Hungary, Romania or Slovenia.
      o Look into re-arranging the company asset's via a possible IPO for Euro Hungary, and Euro Romania, in the local markets, or the AIM in London.
      o     Implement cash management policies with the assistance of a new CFO.
      o Create efficient cash flow management to eliminate cash volatility in the Group level.

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 3, Daniel Frish St. Tel-Aviv 64731, Tel: +972 3 6950666, Fax: +972 3 6950222, 1
               E-mail: guy.r@cukierman.co.il www.cukierman.co.il


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[LOGO] Cukierman & Co.
       Investment House Ltd.
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      o     Aggressively  seek  opportunities  which will  enable the company to realize both organic and non-organic growth.
      o Analyze peer groups and competition in Hungary and neighboring countries.
      o Enhance the balance sheet items by acquiring tangible and non tangible assets in areas which are Telecom related. This will include expansion into countries, outside where current operation lies. Austria, being central to the region may be one such country we would like to focus on. Others may include the USA or Israel, for their technology innovation.
      o     Allow for an efficient deployment of the Company's assets.
      o Focus on profitable segments, and develop new products via potential acquisitions of intellectual properties (for example VOIP).
      o Recommendation on how to create market awareness for the Company's products and services.
      o Recommendation on how to create market awareness for the company's shares in accordance with SEC rules and regulations.
      o Recommendation on how to retain PR companies, market makers and institutions as long term investors with the company.

In short, we will advise to implement measurements to enhance shareholders wealth.

The above list is by no mean complete. It only provides you with an understanding of the scope of the work that we will be engaged in. A restructuring plan can be in the neighborhood of 30-50 pages and can take a few weeks, as it needs to cover all the aspects mentioned above. We will in due course, send you a detailed proposal with time line and a budget.

Yours truly,


Modi Ashkenazy
Managing Director
Cukierman & Co. Consulting Ltd.


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 3, Daniel Frish St. Tel-Aviv 64731, Tel: +972 3 6950666, Fax: +972 3 6950222, 2
               E-mail: guy.r@cukierman.co.il www.cukierman.co.il